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SEC FILE NUMBER
8 - 52193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Street Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Congress Avenue, Suite 260
(No. and Street)

Austin	Texas	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name*)

12301 Research Blvd., Bld IV, Ste. 180	**Austin**	**Texas**	**78759**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kyle Holland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Fifth Street Capital, LLC, as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public



CHAD T. TONJES
Notary Public
STATE OF TEXAS
My Comm. Exp: 02-23-2008

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


HDT&W

Certified Public Accountants

FIFTH STREET CAPITAL, LLC

Financial Statements and Supplemental Schedule

December 31, 2004

(With Independent Auditors' Report Thereon)

FIFTH STREET CAPITAL, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2004



Certified Public Accountants

Independent Auditors' Report

To the Managers and Members of
Fifth Street Capital, LLC.:

We have audited the accompanying statement of financial condition of Fifth Street Capital, LLC as of December 31, 2004 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information obtained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has incurred net losses from operations, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

February 10, 2005
Austin, Texas

Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard Building IV Suite 180 Austin, TX 78759
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com


Russell
Bedford

FIFTH STREET CAPITAL, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	610
Receivable from broker-dealers and clearing organizations		55,066
Property and equipment, net		6,800
Total Assets	$	62,476

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued liabilities	$	39,418
Member's Equity		
Contributed capital		120,624
Accumlated deficit		(97,566)
Total member's equity		23,058
Total liabilities and member's equity	$	62,476

See accompanying notes to financial statements.

FIFTH STREET CAPITAL, LLC
Statement of Operations
Year ended December 31, 2004

Revenues	
Commission revenue	$ 42,724
Underwriting revenue	75,197
Interest income	995
Total revenue	118,916
Operating Expenses	
Compensation	22,750
Commissions and clearance fees	11,246
Contract Labor	14,909
Communication Expense	13,257
Professional Fees	21,690
Regulatory fees and expenses	11,310
Rent	61,034
Other expenses	40,083
Total operating expenses	196,279
Net loss	$ (77,363)

See accompanying notes to financial statements.

FIFTH STREET CAPITAL, LLC
Statement of Changes in Members' Equity
Year ended December 31, 2004

	Contributed Capital		Accumulated Deficit		Total	
Balances at January 1, 2004	$	25,509	$	(18,703)	$	6,806
Withdrawl of capital		-		(1,500)		(1,500)
Contributed capital		95,115		-		95,115
Net loss		-		(77,363)		(77,363)
Balances at December 1, 2004	$	120,624	$	(97,566)	$	23,058

See accompanying notes to financial statements.

FIFTH STREET CAPITAL, LLC
Statement of Cash Flows
Year ended December 31, 2004

Cash flows from operating activities:		
Net loss	$	(77,363)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		1,700
Changes in operating assets and liabilities:		
Receivable from broker-dealers and clearing organizations		(54,066)
Accounts payable and accrued liabilities		38,018
Net cash used in operating activities		(91,711)
Cash flows from investing activities:		
Purchase of property and equipment		(8,500)
Net cash used in investing activities		(8,500)
Cash flows from financing activities:		
Withdrawl of capital		(1,500)
Contributions of capital		95,115
Net cash provided by financing activities		93,615
Net decrease in cash and cash equivalents		(6,596)
Cash and cash equivalents at beginning of year		7,206
Cash and cash equivalents at end of year	$	610
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

FIFTH STREET CAPITAL, LLC
Notes to the Financial Statements
December 31, 2004

(1) **Organization**

Fifth Street Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers (NASD). The Company operate under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company operates as a Texas Limited Liability Company and has a sole member, Fifth Street Financial Corporation (the "Parent).

The Company changed its name to Fifth Street Capital, LLC in 2004 from Gray Capital, LLC after a change in ownership whereby the former owner of Gray Capital, LLC sold 100% of the membership interest in the Company to the Parent.

(2) **Summary of Significant Accounting Policies**

(a) Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America whereby revenues are recognized in the period earned and expenses when incurred.

(b) Customer Funds

The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

(e) Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recoded on a trade date basis.

(2) Summary of Significant Accounting Policies (continued)

(f) Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and advances to employees. The Company had no cash balances in excess of federally insured limits of $100,000 during 2004.

(g) Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Future benefits with respect to loss carry-forwards that are expected to expire unused are offset by a valuation allowance.

The Company is also subject to Texas Franchise tax at 4.5% of Federal taxable income.

(3) Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004 the Company had net capital of approximately $16,258 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.42 to 1.

(4) Commitments and Contingencies

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. The clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of potential losses related to this indemnification.

The clearing agreement contains a commitment of minimum commission payments of $15,000 per month. Otherwise, the Company must pay clearing fees in the amounts equaling this minimum revenue requirement. At December 31, 2004, the clearing broker-dealer had agreed to forgo collection of the minimum commissions until 2005.

At December 31, 2004, the Company had been notified by the clearing broker-dealer that the Company's total account balance would have to be maintained at $100,000 to allow trading. The balance was approximately $50,000 and as a result, the Company is required to notify the clearing broker-dealer of all trades before trading and obtain the approval of the clearing broker-dealer. The Company intends to deposit additional funds in 2005 to lift this restriction.

(4) Commitments and Contingencies (continued)

Leases

The Company leases its office space on an annual basis, currently $2,467 per month. As of December 31, 2004, the non-cancelable future minimum lease commitments for both 2005 and 2006 totaled $59,208. This lease was in the name of one of the officers of the Company who is also an owner of the Parent.

Total rent expense for all operating leases approximated $61,000 for the year ended December 31, 2004.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

(5) Related Parties

During the fiscal year, Parent and other related parties provided administrative service, equipment and office space to the Company without reimbursement.

At December 31, 2004, the Company owed $1,000 to its Parent which is included in accounts payable and accrued liabilities on the balance sheet.

(6) Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could adversely impact the Company's regulatory capital, which requires minimum net capital of $5,000. It is management's intention to control costs and increase. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

(7) Income Taxes

At December 31, 2004, the Company has a net operating loss carry-forward of approximately $100,000 which may be offset against future taxable income. The operating loss carry-forward expires in 2016 and 2017. The tax benefit of approximately $34,000 has not been reported in these financial statements because the Company believes that there is at least a 50% chance that the carry-forwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The variance between the income tax benefit that would be expected by applying a rate of 34% and the amount reflected is primarily the result of the change in valuation allowance on the operating loss carry-forward.

(8) Concentration

During 2004, 100% of underwriting revenues were derived from one customer.

Schedule I

FIFTH STREET CAPITAL, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
Year ended December 31, 2004

Total Member's Equity	$ 23,058
Deductions and/or charges	
Non-allowable assets:	
Property and equipment	6,800
Total deductions and/or charges	6,800
Net capital before haircuts on securities	16,258
Haircuts on securities	-
Net capital	$ 16,258
Aggregate indebtedness	
Accrued expenses	$ 39,418
Total aggregate indebtedness	$ 39,418
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirements	$ 11,258
Aggregate indebtedness ratio	2.42 to 1

See accompanying notes to financial statements.


HDT&W

Certified Public Accountants

Independent Auditors' Report on Internal Control

To the Managers and Members of
Fifth Street Capital, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Fifth Street Capital, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard Building IV Suite 180 Austin, TX 78759
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com

Russell Bedford

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
February 10, 2005